================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                   FORM 11-K
                                 ANNUAL REPORT


                           Pursuant to Section 15 (d)

                     of the Securities Exchange Act of 1934

                     for the period ended September 3, 1999

                    TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN
                            (Full title of the Plan)

                     TRUMP HOTELS AND CASINO RESORTS, INC.
          (Name of Issuer of the securities held pursuant to the Plan)


                                 1000 Boardwalk
                        Atlantic City, New Jersey  08401
                    (Address of principal executive office)


================================================================================

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

FINANCIAL STATEMENTS
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998
TOGETHER WITH AUDITORS' REPORT

INDEX





                                                                                                                 Page
                                                                                                              ----------
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                                           1

FINANCIAL STATEMENTS:
 Statements of Net Assets Applicable to Participants' Equity as of September 3, 1999 and
   December 31, 1998                                                                                               2
 Statement of Changes in Net Assets Applicable to Participants' Equity for the Period Ended                        3
   September 3, 1999

NOTES TO FINANCIAL STATEMENTS                                                                                    4-8

SUPPLEMENTAL SCHEDULE:
 I -- Item 27d - Schedule of Reportable Transactions for the Period Ended
 September 3, 1999                                                                                                 9

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Benefits Committee of the
Trump Plaza Hotel & Casino Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the Trump Plaza Hotel & Casino Savings Plan (the "Plan") as of September 3, 1999 and December 31, 1998, and the related statement of changes in net assets applicable to participants' equity for the period from January 1, 1999 through September 3, 1999. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the Plan as of September 3, 1999 and December 31, 1998, and the changes in its net assets applicable to participants' equity for the period from January 1, 1999 through September 3, 1999, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of reportable transactions is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and the statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and the changes in net assets applicable to participants' equity of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ ARTHUR ANDERSEN LLP


Roseland, New Jersey
December 24, 1999

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998


                                                                                  September 3, 1999  December 31, 1998
                                                                                 ------------------ ------------------
ASSETS:
Investments at market value (Notes 1 and 3)-
   The Chicago Trust Company Stated Principal Value
     Investment Trust Fund                                                        $         -              $ 7,031,086
   SoGen International Fund                                                                 -                1,095,700
   Massachusetts Investors Trust Fund                                                       -                9,684,178
   Oppenheimer Quest Value Fund                                                             -                2,616,935
   Oppenheimer Quest Opportunity Value Fund                                                 -                3,922,014
   Montag & Caldwell Growth Fund                                                            -               11,255,975
   AIM Constellation Fund                                                                   -                2,655,376
   Templeton Foreign Fund                                                                   -                2,906,921
   Oppenheimer Quest Capital Value Fund                                                     -                5,766,660
   Davis New York Venture Fund                                                              -                  824,714
   Franklin Small Cap Growth Fund                                                           -                  613,748
   Pimco Total Return Fund                                                                  -                        -
   Montag & Caldwell Balanced Fund                                                          -                        -
   Vanguard Index 500 Fund                                                                  -                        -
   GAM International Fund                                                                   -                        -
   Trump Hotels & Casino Resorts, Inc. Common Stock                                         -                  826,132
 Participants' Loans Receivable                                                             -                5,456,052
 Other                                                                                      -                  107,526
 Contributions Receivable from Participants                                                 -                  247,391
                                                                                  -----------              -------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY                                     $         -              $55,010,408
                                                                                  ===========              =============



The accompanying notes to financial statements are an integral part of these statements.

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

STATEMENTS OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



                                                            The Chicago Trust
                                                             Company Stated
                                                             Principal Value                            Massachusetts
                                                            Investment Trust          So Gen           Investors Trust
                                                                  Fund          International Fund          Fund
                                                           ------------------- --------------------   ------------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
 of period                                                 $        7,031,086   $        1,095,700    $       9,684,178
                                                           ------------------- --------------------   ------------------


 Contributions-
   Participants                                                       474,637               89,493              541,029
   Plan Sponsor (net of forfeitures)                                   53,031               19,179              119,338
   Participant Rollovers                                               11,839                  467                3,688
                                                           ------------------- --------------------   ------------------
         Total contributions                                          539,507              109,139              664,055

 Dividend income                                                            -                    -               69,853
 Interest income                                                            -                    -                    7
 Realized/unrealized appreciation (depreciation)
   of investments                                                     302,477              112,003              209,344
 Distributions to participants                                       (836,117)             (74,970)            (425,887)
 Loans issued to participants                                        (366,728)             (63,789)            (477,036)
 Loan principal repayments                                            352,273               49,981              337,202
 Administrative expenses                                              (27,358)                (751)              (4,213)
 Interfund transfers (net)                                          1,232,574             (167,788)          (1,056,286)
 Transfers from (to) related plans                                     15,579                1,195               68,976
 Merger into Trump Casino Services Savings Plan                    (8,243,293)          (1,060,720)          (9,070,193)
                                                           ------------------- --------------------   ------------------
         Decrease in net assets                                    (7,031,086)          (1,095,700)          (9,684,178)
                                                           ------------------- --------------------   ------------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                    $  -                 $  -                  $  -
                                                           =================== ====================   ==================




The accompanying notes to financial statements are an integral part of this statement.

                                                                                     Oppenheimer        Montag &
                                                                                        Quest           Caldwell
                                                                Oppenheimer Quest    Opportunity         Growth
                                                                    Value Fund        Value Fund          Fund
                                                                -----------------  ---------------   --------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
 of period                                                      $     2,616,935    $     3,922,014   $   11,255,975
                                                                -----------------  ---------------   --------------


 Contributions-
   Participants                                                         205,943             322,498          771,795
   Plan Sponsor (net of forfeitures)                                     48,214              72,228          167,308
   Participant Rollovers                                                  2,122               4,000            4,032
                                                                ------------------  ---------------   --------------
         Total contributions                                            256,279             398,726          943,135

 Dividend income                                                              -                   -                -
 Interest income                                                              3                   -               62
 Realized/unrealized appreciation (depreciation)
   of investments                                                        24,659             248,245        1,439,345
 Distributions to participants                                         (112,352)           (152,095)        (505,732)
 Loans issued to participants                                          (113,700)           (200,067)        (754,470)
 Loan principal repayments                                              116,779             175,274          600,773
 Administrative expenses                                                 (1,222)             (2,480)          (6,574)
 Interfund transfers (net)                                             (334,073)           (426,447)         364,929
 Transfers from (to) related plans                                        3,648               7,743          144,010
 Merger into Trump Casino Services Savings Plan                      (2,456,956)         (3,970,913)     (13,481,453)
                                                                ------------------  ---------------   --------------
         Decrease in net assets                                      (2,616,935)         (3,922,014)     (11,255,975)
                                                                ------------------  ---------------   --------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                         $             -     $             -   $            -
                                                                ==================  ===============   ==============

                                                                                               Oppenheimer
                                                                                                  Quest            Davis
                                                                 AIM           Templeton         Capital          New York
                                                            Constellation       Foreign           Value           Venture
                                                                 Fund             Fund             Fund             Fund
                                                           ---------------   --------------  ---------------   ---------------

NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
 of period                                                 $     2,655,376   $    2,906,921  $     5,766,660   $      824,714
                                                           ---------------   --------------  ---------------   --------------


 Contributions-
   Participants                                                    189,274          222,837          324,239          107,212
   Plan Sponsor (net of forfeitures)                                40,826           49,974           74,108           24,766
   Participant Rollovers                                               467              467              467              688
                                                           ---------------   --------------  ---------------   --------------
         Total contributions                                       230,567          273,278          398,814          132,666

 Dividend income                                                         -                -                -                -
 Interest income                                                         -               (5)               -                3
 Realized/unrealized appreciation (depreciation)
   of investments                                                  205,348          784,309         (210,264)         113,224
 Distributions to participants                                     (96,183)        (198,770)        (231,193)         (42,997)
 Loans issued to participants                                     (119,060)        (215,529)        (328,964)         (46,007)
 Loan principal repayments                                         122,281          156,514          223,868           50,553
 Administrative expenses                                            (1,424)          (1,960)          (3,232)            (560)
 Interfund transfers (net)                                        (282,770)          53,804         (439,656)         245,308
 Transfers from (to) related plans                                    (195)             125            6,858           23,499
 Merger into Trump Casino Services Savings Plan                 (2,713,940)      (3,758,687)      (5,182,891)      (1,300,403)
                                                           ---------------   --------------  ---------------   --------------
         Decrease in net assets                                 (2,655,376)      (2,906,921)      (5,766,660)        (824,714)
                                                           ---------------   --------------  ---------------   --------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                    $             -   $            -  $             -   $            -
                                                           ===============   ==============  ===============   ==============

                                                                                              Montag &
                                                                                 Pimco        Caldwell
                                                            Franklin Small   Total Return     Balanced    Vanguard Index
                                                            Cap Growth Fund      Fund           Fund         500 Fund
                                                            ---------------  ------------   ------------  --------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
 of period                                                  $       613,748  $          -   $          -  $            -
                                                            ---------------  ------------   ------------  --------------


 Contributions-
   Participants                                                      50,516         1,693          3,867          25,531
   Plan Sponsor (net of forfeitures)                                 10,066           493            934           3,895
   Participant Rollovers                                                344             -              -               -
                                                            ---------------  ------------   ------------  --------------
         Total contributions                                         60,926         2,186          4,801          29,426

 Dividend income                                                          -           887            233           2,122
 Interest income                                                          -             -              -               -
 Realized/unrealized appreciation (depreciation)
   of investments                                                    53,799        (1,963)           269          12,029
 Distributions to participants                                       (6,551)            -           (268)        (22,354)
 Loans issued to participants                                       (20,023)            -           (329)        (16,872)
 Loan principal repayments                                           16,964           915          1,332          12,326
 Administrative expenses                                               (208)            -            (10)           (160)
 Interfund transfers (net)                                          (99,963)       60,763          8,042       1,096,301
 Transfers from (to) related plans                                   11,570             -              -             (90)
 Merger into Trump Casino Services Savings Plan                    (630,262)      (62,788)       (14,070)     (1,112,728)
                                                            ---------------  ------------   ------------  --------------
         Decrease in net assets                                    (613,748)            -              -               -
                                                            ---------------  ------------   ------------  --------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                     $             -  $          -   $          -  $            -
                                                            ===============  ============   ============  ==============


                                                                 GAM          Trump Hotels &    Participants'
                                                            International    Casino Resorts,         Loans
                                                                 Fund       Inc. Common Stock     Receivable
                                                            -------------   -----------------  ----------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
 of period                                                  $          -    $       826,132    $    5,456,052
                                                            ------------    -----------------  ----------------


 Contributions-
   Participants                                                    1,572             84,783                  -
   Plan Sponsor (net of forfeitures)                                 151             16,574                  -
   Participant Rollovers                                               -                  -                  -
                                                            ------------    -----------------  ---------------
         Total contributions                                       1,723            101,357                  -

 Dividend income                                                       -                  -                  -
 Interest income                                                       -                 37                  -
 Realized/unrealized appreciation (depreciation)
   of investments                                                 (1,050)           247,776                  -
 Distributions to participants                                         -            (10,848)          (146,281)
 Loans issued to participants                                     (1,508)           (81,888)         2,805,965
 Loan principal repayments                                           360             85,936         (1,975,409)
 Administrative expenses                                             (10)              (251)                 -
 Interfund transfers (net)                                        24,278           (177,775)                 -
 Transfers from (to) related plans                                   106              1,698             33,813
 Merger into Trump Casino Services Savings Plan                  (23,899)          (992,174)        (6,174,140)
                                                            ------------    -----------------  ---------------
         Decrease in net assets                                        -           (826,132)        (5,456,052)
                                                            ------------    -----------------  ---------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                     $          -    $             -     $            -
                                                            ============    =================   ==============


                                                                         Other           Total
                                                                     -------------  ----------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, beginning
 of period                                                           $    354,917   $    55,010,408
                                                                      ------------  ----------------


 Contributions-
   Participants                                                           (247,897)        3,169,022
   Plan Sponsor (net of forfeitures)                                            23           701,108
   Participant Rollovers                                                         -            28,581
                                                                      ------------  ----------------
         Total contributions                                             (247,874)        3,898,711

 Dividend income                                                                 -            73,095
 Interest income                                                           321,230           321,337
 Realized/unrealized appreciation (depreciation)
   of investments                                                                -         3,539,550
 Distributions to participants                                               4,574        (2,858,024)
 Loans issued to participants                                                    5                 -
 Loan principal repayments                                                (327,922)                -
 Administrative expenses                                                    (1,115)          (51,528)
 Interfund transfers (net)                                                (101,241)                -
 Transfers from (to) related plans                                               -           318,535
 Merger into Trump Casino Services Savings Plan                             (2,574)      (60,252,084)
                                                                      ------------  ----------------
         Decrease in net assets                                           (354,917)      (55,010,408)
                                                                      ------------  ----------------
NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY, end of
 period                                                               $          -   $             -
                                                                      ============  ================

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
    ------------------------------------------

Basis of Accounting
-------------------

The accompanying financial statements of the Trump Plaza Hotel & Casino Savings Plan (the "Plan") have been prepared on the accrual basis of accounting.

Plan Expenses
-------------

Expenses related to the administration of the Plan have been paid by Trump Plaza Associates (the "Plan Sponsor"). These costs represent trustee fees and professional services and amounted to approximately $58,000 for the period ended September 3, 1999.

Investments
-----------

The investments included in the statements of net assets applicable to participants' equity are stated at market value. Market value, which is equivalent to current value, is the unit valuation of the security at the plan year-end as determined by The Chicago Trust Company, the trustee of the Plan (the "Trustee"). Accounting records are maintained on the accrual basis, investment transactions are recorded on the trade date basis and gains and losses are calculated based upon an aggregate participant cost that is maintained on an average unit cost basis.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.  PLAN DESCRIPTION
    ----------------

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------

The Plan is a 401(k) Savings Plan, which was established by the Plan Sponsor and became effective on November 1, 1986. All full or part-time, non-union employees become eligible for participation in the Plan on the enrollment date immediately following the completion of 12 months of service and the attainment of age 18.

The Plan is administered by a committee appointed by the Plan Sponsor (the "Plan Administrator").

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 3, 1999 AND DECEMBER 31, 1998




Contributions
-------------

 Participants
 ------------

Non-highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 20% of their annual compensation, as defined. Highly compensated participants, as defined, are eligible to voluntarily contribute to the Plan up to 7% of their annual compensation, as defined. Tax deferred contributions are subject to a limit by the Internal Revenue Code. The 1999 limit was $10,000 per participant. Contributions to the Plan are invested by the Trustee, as designated by the participant, in increments of 5%.

 Plan Sponsor
 ------------

The Plan Sponsor contributes to the Plan 50% of each participant's contributions, not to exceed 3% of the participant's annual compensation, as defined.

 Participant Rollovers
 ---------------------

The Plan permits eligible participants, as defined, to rollover cash or other property acceptable to the Plan Administrator from another qualified plan in addition to qualified voluntary participant contributions.

Distributions to Participants
-----------------------------

Each participant has a fully vested interest in the amount of his or her contributions together with the allocable Plan earnings. Contributions from the Plan Sponsor vest based on the vesting schedule described below. The full value of the participant's vested interest in his or her account in the Plan will be distributed upon termination of the participant's employment. The normal form of payment is by lump sum; however, if a participant's vested benefit from all contributions exceeds $5,000, a participant has the right to receive payment in equal periodic monthly, quarterly, semi-annual or annual installments over a period not to exceed ten years.

A participant may also withdraw all or part of his or her account upon attainment of age 59-1/2 or financial hardship, as defined in the Plan.

Upon termination of employment prior to eligibility for retirement, a participant is eligible to receive the vested balance in his or her account. There were no payments due to participants who have requested to withdraw their funds prior to September 3, 1999 or December 31, 1998.

Vesting
-------

Voluntary contributions are fully vested at all times and are not subject to forfeiture.

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



The Plan Sponsor's contributions vest based upon the participant's years of continuous service as follows-

   Years of Continuous Service                        Percentage Vested
   ---------------------------                        -----------------

   Less than two years                                        0%
   Two years                                                 25%
   Three years                                               50%
   Four years                                                75%
   Five years or more                                       100%

Forfeitures
-----------

The portion of a former participant's account which is not distributed because of the vesting provision will reduce the amount of the Plan Sponsor's future contributions. For the period ending September 3, 1999, $91,094 was used to reduce Plan Sponsor contributions. As of September 3, 1999 and December 31, 1998, $37,688 and $87,415 were available to reduce future Plan Sponsor contributions, respectively.

Loans
-----

The Plan permits participants to borrow from their accounts at terms established by the Plan Administrator. Participants may borrow up to the lesser of $50,000 or 50% of their vested account balance for specific reasons, as defined by the Plan. Each loan is secured by the borrower's vested interest in the Plan and is subject to other requirements, as defined. Interest on loans is charged at a rate that is comparable to similar loans made by commercial lenders. Loan repayment terms range up to five years (fifteen years if the loan was used to purchase a primary residence). A small administrative fee is required to process all loans.

3.  INVESTMENTS
    -----------

Participants can invest their funds in sixteen available investment vehicles as described below-

Money Market Fund
-----------------

The Chicago Trust Company Stated Principal Value Investment Trust Fund - A money
----------------------------------------------------------------------
market equivalent account. This fund invests in short-term high quality financial instruments issued by insurance companies and banks.

Mutual Funds
------------

SoGen International Fund - A multi-asset global mutual fund.  The investment
------------------------
objective and style of this fund is to provide long-term growth of capital by investing primarily in common stocks of United States and foreign companies.

Massachusetts Investors Trust Fund - A growth and income mutual fund.  The
----------------------------------
investment objective of this fund is to provide reasonable current income and long-term growth of capital and income.

Oppenheimer Quest Value Fund - An equity mutual fund.  The investment objective
----------------------------
of this fund is to seek capital appreciation by investing primarily in equity securities believed to be under valued in relation to factors such as the companies' assets, earnings or growth potential.

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 3, 1999 AND DECEMBER 31, 1998



Oppenheimer Quest Opportunity Value Fund - An asset allocation mutual fund.  The
----------------------------------------
investment objective and style of this fund is to seek long-term capital appreciation by investing in stocks, bonds and cash equivalents.

Montag & Caldwell Growth Fund - An equity growth mutual fund.  The investment
-----------------------------
objective of this fund is to seek long-term capital appreciation consistent primarily with investments in a combination of equity, convertible, fixed-income and short-term securities.

AIM Constellation Fund - An aggressive equity mutual fund.  The investment
----------------------
objective of this fund is to seek capital appreciation through investments in common stocks, with emphasis on medium-sized and smaller emerging growth companies.

Templeton Foreign Fund - Mutual fund investing in virtually any type of security
----------------------
in any country outside of the United States, in developed or emerging markets. The fund's objective is long-term capital growth.

Oppenheimer Quest Capital Value Fund - An equity mutual fund.  The investment
------------------------------------
objective of this fund is to seek capital appreciation by investing primarily in equity securities believed to be undervalued in relation to factors such as the companies' assets, earnings, or growth potential or cash flows. This fund also may invest in high-yield, non investment grade bonds.

Davis New York Venture Fund - Mutual fund investing primarily in equity
---------------------------
securities of United States and foreign companies with the objective of capital appreciation.

Franklin Small Cap Growth Fund - Mutual fund investing in equity securities of
------------------------------
companies with a market capitalization of less than $1 billion.

Pimco Total Return Fund - An asset allocation mutual fund.  The investment
------------------------
objective of this fund is to seek total return consistent with the preservation of capital by investing in stocks, bonds and cash equivalents.

Montag & Caldwell Balanced Fund - Mutual fund investing in various equity and
-------------------------------
debt securities to achieve total return.

Vanguard Index 500 Fund - Mutual fund that seeks investment results that
-----------------------
correspond with the price and yield performance of the Standard & Poors 500
Index.

GAM International Fund - An equity mutual fund.  The investment objective is
-----------------------
long-term capital appreciation primarily through investing in equity markets worldwide, excluding that of the United States.

Common Stock
------------

Trump Hotels & Casino Resorts, Inc. ("THCR") Common Stock - This is the common
----------------------------------------------------------
stock of the holding company that owns Trump Plaza Hotel & Casino, Trump Taj Mahal Hotel & Casino, Trump Marina Hotel & Casino and Trump Indiana, Inc.

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 3, 1999 AND DECEMBER 31, 1998




4.  TAX STATUS
    ----------

The Plan obtained its latest determination letter on August 18, 1994, which covered all amendments through January 1, 1993, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.  PLAN MERGER
    -----------

Effective September 3, 1999, the Plan was merged into the Trump Casino Services Savings Plan (the "TCS Plan"). The TCS Plan was renamed the Trump Savings Plan. The transfer of assets is not expected to adversely affect the future payment of benefits to the participants who are now members of the Plan.

While the Plan Sponsor has not expressed any intent to terminate the Plan, the Plan Sponsor may do so at any time subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of termination, each participant is entitled to the value of his or her separate account.

6.  RELATED PARTY TRANSACTIONS
    --------------------------

Certain Plan investments are shares of a money market fund managed by The Chicago Trust Company. The Chicago Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

Certain Plan investments include shares of THCR common stock ("Common Stock") and, therefore, these transactions qualify as party-in-interest. As of September 3, 1999 and December 31, 1998, the Plan holds Common Stock with a market value of $0 and $826,132, respectively. During the period ended September 3, 1999, Common Stock was acquired at a cost of $1,787,750; and Common Stock was sold with an original cost basis of $1,905,606.

The Plan Sponsor has sister companies that also sponsor similar Savings Plans. Transactions between the Plan and plans sponsored by the sister companies are as follows-

   Transfers to the Trump Marina Hotel & Casino Savings Plan, net                            $ 111,948
   Transfers to the Trump Taj Mahal Hotel & Casino Savings Plan, net                           275,106
   Transfers to the Trump Plaza Hotel & Casino Savings Plan, net                               318,535
   Transfers out of the Trump Casino Services Savings Plan, net                               (702,420)
   Transfers out of the Trump Indiana Savings Plan, net                                         (3,169)
                                                                                             ----------
         Net Related Plan Transfers                                                          $       -
                                                                                             ==========

                                                                      SCHEDULE I

TRUMP PLAZA HOTEL & CASINO SAVINGS PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE PERIOD ENDED SEPTEMBER 3, 1999 (A)
EMPLOYER IDENTIFICATION #22-2449800, PLAN NUMBER 001





                      (a) Identity of Party Involved                                        (b) Description of Asset
---------------------------------------------------------------------------  ------------------------------------------------------
The Chicago Trust Company                                                    Stated Principal Value Investment Trust Fund-
                                                                                 96 Purchases
                                                                                 145 Sales

MFS Funds                                                                    Massachusetts Investors Trust Fund-
                                                                                 243 Purchases
                                                                                 358 Sales

Montag                                                                       Montag & Caldwell Growth Fund-
                                                                                 281 Purchases
                                                                                 459 Sales

Templeton Funds, Inc.                                                        Templeton Foreign Fund-
                                                                                 205 Purchases
                                                                                 241 Sales

Trump Hotels & Casino Resorts, Inc.                                          Trump Hotels & Casino Resorts, Inc. Common Stock -
                                                                                 186 Purchases
                                                                                 161 Sales

The Chicago Trust Company                                                    Loan Fund-
                                                                                 128 Purchases
                                                                                 172 Sales

                                                                                              (h) Current Value    (i) Net Gain
                                          (c) Purchase       (d) Selling      (g) Cost of       of  Asset on          (Loss)
    (a) Identity of Party Involved            Price              Price            Asset       Transaction  Date
---------------------------------------   ---------------   ---------------   --------------  -----------------   -------------
The Chicago Trust Company
                                          $     5,518,841               N/A   $    5,518,841  $     5,518,841              N/A
                                                      N/A   $     4,609,111        4,471,410        4,609,111     $    137,701

MFS Funds
                                                1,941,513               N/A        1,941,513        1,941,513              N/A
                                                      N/A         2,773,307        2,419,031        2,773,307          354,276

Montag
                                                3,789,369               N/A        3,789,369        3,789,369              N/A
                                                      N/A         3,003,236        2,482,027        3,003,236          521,209

Templeton Funds, Inc.
                                                1,705,809               N/A        1,705,809        1,705,809              N/A
                                                      N/A         1,638,352        1,631,472        1,638,352            6,880

Trump Hotels & Casino Resorts, Inc.
                                                1,787,750               N/A        1,787,750        1,787,750              N/A
                                                      N/A         1,869,159        1,905,606        1,869,159          (36,447)

The Chicago Trust Company
                                                2,885,662               N/A        2,885,662        2,885,662              N/A
                                                      N/A         2,167,574        2,167,574        2,167,574                -

(A) Reportable transactions are those purchases and sales of the same security which, individually or in the aggregate, exceed 5% of Plan assets at January 1, 1999.

Note: In addition to the above purchases and sales, on September 3, 1999 all of the assets of the Plan were transferred to the Trump Casino Services Savings Plan as a result of the merger of the two plans.

The accompanying notes to financial statements are an integral part of this schedule.